GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588

Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

                                                                                    February 22, 2005

VIA COURIER/EDGAR FILING

U.S. Securities and Exchange

450 Fifth Street, N.W.

Mail Stop 03-05

Washington, D.C.   20549

Attention:  Mr. Daniel H. Morris, Attorney-Adviser

                  Division of Corporation Finance

- and -

Attention:  Ms. Sara W. Dunton, Branch Chief

Dear Mr. Morris and Ms. Dunton:

                        Re:  Bingo.com, Inc. (the "Company")

                                - Amendment No. 3 to Form S-4 filed February 8, 2005

                                - File No. 333-120120

                        We provide the following responses to your comment letter dated February 16, 2005 addressed to Mr. T.M. Williams, President and C.E.O. of the Company.  We have also enclosed three blacklined copies and one clean copy of amendment no. 4 to the S-4.

                        As we anticipate that amendment no. 4 of the S-4 filed under this cover letter will become effective, we have also filed signed hard copies of the following documents which are attached as exhibits to the hard copy of the enclosed S-4 amendment no. 4:

Exhibit 5.1:            Legal Opinion of Clark Wilson dated February 22, 2005

Exhibit 5.2:            Legal Opinion of Wigley & Associates dated February 22, 2005

Exhibit 8.1            Tax Opinion of Jay Eaton, P.C. dated February 22, 2005

Exhibit 23            Auditors' Consent of Dohan & Company, CPA's dated February 22, 2005

General

1.            Amendment no. 4 to the S-4 has now been filed under "Bingo.com, Ltd." in the EDGAR system.

Exhibit List

2.         We have now properly incorporated by reference or actually filed all exhibits to the S-4.

Exhibit 5.1

3.         The introductory paragraph of the Clark Wilson opinion (exhibit 5.1) has been changed as requested and was pre-cleared by your office.

                        We look forward to receiving an effective date for amendment no. 4 to the Company's Form S-4 at your earliest convenience.

                                                                                    Yours truly,

                                                                                    Gerald R. Tuskey,

                                                                                    Personal Law Corporation

                                                                                    Per:            /s/Gerald R. Tuskey

                                                                                                Gerald R. Tuskey

Enclosures

cc:                Bingo.com, Inc.

                Attn. Mr. T.M. Williams